SembCorp Industries

Rule 12g3-2(b) File No. 825109

8 Novemeber 2002

02060005

SUPPL

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

11/26

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 22 2002
WASH. D.C. 155

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3119 Fax: (65) 6352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 27 OF 08.11.2002
Announcement No. 41

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

TRANSFER OF BUSINESSES OF RDC PTE LTD AND SEMES PTE LTD TO SEMBCORP WASTE MANAGEMENT

Singapore, November 8, 2002 – SembCorp Industries today announced that the businesses of its wholly owned companies RDC Pte Ltd and SEMES Pte Ltd have been transferred to their holding company SembCorp Waste Management as business divisions from October 1, 2002.

RDC was principally engaged in the provision of medical waste services to the healthcare industry. It specialised in the safe disposal of biohazardous, cytotoxic, radioactive and pharmaceutical wastes.

SEMES offered a suite of consultancy and engineering solutions in solid waste management, including sewerage and sewage treatment and disposal, and environmental planning.

The transfer of businesses was part of SembCorp Waste Management's internal restructuring to streamline its operations and improve efficiency.

SembCorp Waste Management is SembCorp Industries' wholly owned environmental engineering key business. It is the largest environmental services company in Singapore, offering total integrated waste management solutions, including collection and post collection of waste, recycling and resource recovery, waste-to-energy incineration, industrial and street cleansing, and environmental consultancy.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 08/11/2002 to the SGX

SEMBCORP INDUSTRIES LTD

PROPOSED SALE OF SFI SALE SHARES AND RENOUNCEABLE PREFERENTIAL OFFER - NOTICE OF BOOKS CLOSURE

NOTICE IS HEREBY GIVEN that, subject to the approval ("**Shareholders' Approval**") of the shareholders of SembCorp Industries Ltd ("**SembCorp Industries**" or the "**Company**") of the proposed sale (the "**Proposed Sale**") by the Company of 375,000,000 ordinary shares of $0.05 each ("**SFI Sale Shares**") in the capital of Singapore Food Industries Limited by way of a renounceable preferential offer (the "**Preferential Offer**") at the extraordinary general meeting ("**EGM**") of the Company convened on November 13, 2002, the Transfer Books and Register of Members of SembCorp Industries will be closed from 5.00 p.m. on November 25, 2002, being the Books Closure Date, up to, and including, 5.00 p.m. on November 26, 2002, for the purpose of determining the entitlements to the provisional allocation of SFI Sale Shares of persons who have tendered valid transfers of their shares of $0.25 each in the capital of SembCorp Industries ("**SembCorp Industries Shares**") and the share certificates relating thereto for registration prior thereto, and shareholders of the Company ("**Shareholders**") as at the Books Closure Date (other than those whose registered addresses with the Company or The Central Depository (Pte) Limited ("**CDP**"), as the case may be, are outside Singapore and who have not, prior to 5.00 p.m. on November 18, 2002 (being five Market Days prior to the Books Closure Date) provided the Company or CDP, as the case may be, addresses in Singapore for the service of notices or documents) ("**Entitled Shareholders**") on a renounceable basis of a minimum of 0.1921578 to a maximum of 0.2059464 SFI Sale Share for every one SembCorp Industries Share held by, or standing to the credit of the Securities Accounts of, Entitled Shareholders, as the case may be, as 5.00 p.m. on the Books Closure Date, fractions of a SFI Sale Share to be disregarded. Entitled Shareholders will therefore receive a provisional allocation of a minimum of 192 to a maximum of 205 SFI Sale Shares for every 1,000 SembCorp Industries Shares held as at 5.00 p.m. on the Books Closure Date.

Entitled Shareholders (being Depositors) whose Securities Accounts with CDP are credited with SembCorp Industries Shares as at the Books Closure Date will be provisionally allocated SFI Sale Shares on the basis of the number of SembCorp Industries Shares standing to the credit of their Securities Accounts with CDP as at the Books Closure Date.

A Shareholder (being a Depositor) whose Securities Account with CDP is credited with SembCorp Industries Shares having a registered address outside Singapore, may provide CDP, at 4 Shenton Way, #02-01, SGX Centre 2, Singapore 068807, with a registered address in Singapore no later than 5.00 p.m. on November 18, 2002, being five Market Days prior to the Books Closure Date.

Duly completed and stamped transfers (in respect of SembCorp Industries Shares not registered in the name of CDP) together with all relevant documents of title received up to the close of business at 5.00 p.m. on the Books Closure Date by the Company's share registrar, M & C Services Private Limited at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906, will be registered to determine the provisional allocations of SFI Sale Shares to such Entitled Shareholders.

A Shareholder (whose SembCorp Industries Shares are not registered in the name of CDP) having a registered address outside Singapore, may provide the Company's share registrar, M & C Services Private Limited at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906, with an address in Singapore for the service of notices or documents not later than 5.00 p.m. on November 18, 2002, being five Market Days prior to the Books Closure Date.

A further announcement as to whether the Shareholders' Approval has been obtained will be made after the EGM on November 13, 2002.

Shareholders are requested to note the following important dates and times, should the Shareholders' Approval be obtained at the EGM:

Wednesday, November 13, 2002	:	**EGM**
Wednesday, November 20, 2002	:	**Last day for SembCorp Industries Shares to trade on a "cum" basis**
Thursday, November 21, 2002	:	**SembCorp Industries Shares trade on an "ex" basis**
November 25, 2002 at 5.00 p.m.	:	**Books Closure Date**
Thursday, November 28, 2002 to Monday, December 9, 2002	:	**Nil-paid entitlements trading period**
Tuesday, December 10, 2002	:	**Last day for splitting of Provisional Allocation Letters for Entitled Shareholders (not being Depositors)**
Friday, December 13, 2002	:	**Close of Preferential Offer**

Unless otherwise defined, terms used in this Announcement shall have the same meanings as defined in the circular to Shareholders dated October 29, 2002 relating to the Proposed Sale and the Preferential Offer.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin
Group Company Secretary
November 8, 2002

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 08/11/2002 to the SGX